Filed by Gaming and Leisure Properties, Inc.
pursuant to Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Pinnacle Entertainment, Inc.
Commission File No. for Registration Statement on Form S-4: 333-206649

On October 29, 2015, members of the management team of Gaming and Leisure Properties, Inc. ("GLPI" or the "Company"), including Peter Carlino, Chairman and Chief Executive Officer, Bill Clifford, Chief Financial Officer and Brandon Moore, Senior Vice President, General Counsel and Secretary spoke during GLPI’s second quarter 2015 earnings conference call. Some of Mr. Carlino’s, Mr. Clifford's and Mr. Moore's remarks included a discussion of GLPI’s proposed acquisition of substantially all of the real estate assets of Pinnacle Entertainment, Inc. ("Pinnacle"). Below are excerpts from the transcript of the conference call relating to the proposed transaction.

CORPORATE PARTICIPANTS
Kara Smith ICR - IR
Peter Carlino Gaming and Leisure Properties, Inc. - Chairman and CEO
Bill Clifford Gaming and Leisure Properties, Inc. - CFO
Brandon Moore Gaming and Leisure Properties, Inc. - SVP, General Counsel and Secretary

CONFERENCE CALL PARTICIPANTS
Steve Wieczynski Stifel Nicolaus - Analyst
Chase Stock Chesapeake Partners - Analyst
George Smith Davenport & Company - Analyst

PRESENTATION

Operator

Greetings and welcome to the Gaming and Leisure Properties third quarter 2015 earnings conference call. At this time all participants are in a listen only mode. A brief question-and-answer session will follow the formal presentation.

(Operator Instructions)

As a reminder this conference is being recorded. It is now my pleasure to introduce your hostess for today's call, Ms. Kara Smith from ICR. Ms. Smith, the floors yours, ma'am.

Kara Smith - ICR - IR

Good morning. We would like to thank you for joining us today for Gaming and Leisure Properties third quarter 2015 earnings call and webcast. The press release distributed earlier this morning is available in the investor relations section on our website at www.glpropinc.com.

On today's call management's prepared remarks and answers to your questions may contain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements address matters that are subject to risks and uncertainties that may cause actual results to differ from those discussed today. Examples of forward-looking statements include those related to revenue, operating income and financial guidance as well as non-GAAP financial measures such as FFO and AFFO. As a reminder forward-looking statements represent management's current estimates and the Company assumes no obligation to update any forward-looking statements in the future. We encourage listeners to review the more detailed discussions related to these forward-looking statements contained in the Company's filings with the SEC and the definitions and reconciliations of non-GAAP financial measures contained in the Company's earnings release.

On this morning's conference call we are joined by Peter Carlino, Chairman and Chief Executive Officer; and Bill Clifford, Chief Financial Officer of Gaming and Leisure Properties Inc. Also joining are Steve Snyder, Senior Vice President of Development; Desiree Burke, Chief Accounting Officer; and Brandon Moore, Senior Vice President, General Counsel and Secretary. Now I would like to turn the call over to Peter Carlino. Peter?

Peter Carlino - Gaming and Leisure Properties, Inc. - Chairman and CEO

Thanks very much, Kara, and thanks, you saved me all the introductions as I look around the table.

Good morning, everyone, and welcome to our third-quarter call. We had a predictable -- it's tougher to find exactly the right and most exciting word to describe our quarter, so predictable, I think in the REIT world is probably the strongest. A good quarter. The principal activity over this last quarter, of course, has been the process through our Pinnacle transaction, which I'm pleased to report continues to be going well and seems to be on pace for the timeline previously outlined. And we are of course quite excited about that and pleased to get that done.

Beyond that I think we are best served by getting straight to your questions. Bill, unless you have any preliminary comments or anyone else, then why don't we open the floor to questions. I think that will be most effective.

QUESTION AND ANSWER

Operator

Yes, sir. We will now begin the question-and-answer session.

(Operator Instructions)

The first question we have comes from Steve Wieczynski of Stifel. Please go ahead.

Steve Wieczynski - Stifel Nicolaus - Analyst

Hey, good morning, guys. Obviously, a lot of news out there in the gaming world today with MGM. So I guess maybe talk about how you see a potential other candidate at this point in your gaming world? And I guess given the acquisition flow has been a little bit tougher I think than maybe you would've expected as you made this deal. How are you going to combat somebody else out there looking at the very similar assets?

Peter Carlino - Gaming and Leisure Properties, Inc. - Chairman and CEO

I don't think we look at it that way at all, and of course we are happy that we are scaling up with Pinnacle. It's not clear to us -- certainly not clear to me -- Bill and others may well opine, precisely what are they are doing. It doesn't appear to be a transaction similar to ours, or maybe similar is the closest word you can get. It's not identical by any means. I don't think we've had a chance to really understand it. But, Bill, why don't you --?

Bill Clifford - Gaming and Leisure Properties, Inc. - CFO

Yes, I read the press release this morning. I did not listen to the call so they may well have provided significantly more information than what I think is covered in their press release.

To be honest, there are some things that I don't really understand that well based on their press release. It looks to me like they are creating -- they're basically doing a corporate restructuring where they are going to create real estate division within their company and then IPO it out, but I think I'm going to reserve any further comments until I really get better chance to understand and maybe look through some other materials, or at least listen to their call, to help me understand exactly what they are doing. I'm a little confused to be honest, but that's probably just natural. So I think we will leave it at that.

I mean, relative to going forward, I think the question really will be how will they trade and how do we trade? And to that extent who's going to have an advantage relative to the other on a cost to capital basis. Obviously they have some very nice assets in their portfolio. They also have a lot of maintenance CapEx and they have a lot of other issues. One of which is I'm not sure that they are actually going to be a tax-free entity, but again, before I get to that I think I have to do some more work and some more diligence.

Peter Carlino - Gaming and Leisure Properties, Inc. - Chairman and CEO

Yes, but I think the bottom line in any case is I don't think we find it remotely threatening. It might even help call some attention to the space. So we will have to see. It's the best answer we can give you right now.

Steve Wieczynski - Stifel Nicolaus - Analyst

Okay. Got you. Thanks for the color there. And then I have two more quick questions. I guess, one, can you give us an update in terms of what you're seeing out there in the operating environment? Obviously, we've seen a lot of other gaming companies essentially report and report pretty good numbers at this point, so maybe you can give an update there? And then I know in the release you talked about still closing the Pinnacle deal in the first quarter, and at this point you only have the Mississippi as the one approval that you do have, so can you give us an update too in terms of when the other states -- you think you'll get those approvals? Thanks.

Peter Carlino - Gaming and Leisure Properties, Inc. - Chairman and CEO

Brandon, do want to comment?

Brandon Moore - Gaming and Leisure Properties, Inc. - SVP, General Counsel and Secretary

Start with the states? Right, so we did receive approval in Mississippi. We here at Gaming and Leisure Properties don't require the same number of approvals as the Pinnacle folks do and I'm sure they are discussing on their call today where they stand, but working closely with them, I would say we expect to have additional states put this on their agendas in the late -- in the next month or two and certainly in the first quarter of next year. We've done a lot of work to educate them on the transaction. We've appeared in front of the staffs and the commissions and a couple of instances we will be appearing in front of the Indiana commission the second week in November. And I think at this point that process is going about like we expected it to go and don't have any reason to believe at the moment that there will be any delay caused by the regulatory process.

Bill Clifford - Gaming and Leisure Properties, Inc. - CFO

Relative to -- there will be an implication on the S-4 that we filed, obviously, for the restatement that we announced previously. We will have to file an amended S-4 as soon as we've completed filing our amended K as well as the Q's from this year, and we're still, at least as we sit here today, we are very confident that we're going to hit our targeted deadline of keeping the third-quarter filing and the amendments will all get done on time and we will be timely relative to our November 9 deadline.

Steve Wieczynski - Stifel Nicolaus - Analyst

Okay. Great. Thanks guys. I appreciate it.

Bill Clifford - Gaming and Leisure Properties, Inc. - CFO

On the regional gaming operation, we have great visibility into two properties. One in Perryville and one in Baton Rouge. I'm not exactly sure that they are a good bellwether for what's going on in the rest of the country, having said that, I think one of our properties is doing well and is continuing to be strong. The other one has had a little bit of weakness, so I characterize that as a mixed bag and that's kind of what I think we are seeing.

Relatively going forward, it feels very much like it's steady Eddie, but what we've been seeing over the last several quarters I would expect to continue and we don't see any indications of anything other than that, but obviously we don't have the same kind of visibility that -- at least I don't, that other gaming companies have. Obviously, I'm looking at the same numbers you are looking at and I don't see anything that causes me to be discouraged around what's happening in the regional gaming markets at all. In fact, I'm pretty optimistic.

Peter Carlino - Gaming and Leisure Properties, Inc. - Chairman and CEO

Yes, I think looking around the table I think most of us agree that things seem okay.

Steve Wieczynski - Stifel Nicolaus - Analyst

Thanks guys. Appreciate it.

Operator

(Operator Instructions)

Next we have Chase Stock with Chesapeake Partners.

Chase Stock - Chesapeake Partners - Analyst

Question was just answered. Thank you very much.

Operator

(Operator Instructions)

Peter Carlino - Gaming and Leisure Properties, Inc. - Chairman and CEO

Well, this may set an all-time record. We will wait just another moment, but look, I think if I have to leave you all with one thought it is that things are moving along as we would've hoped in pretty much every category. The Pinnacle transaction is clearly the most critical for us right now, and as reported, I think everything seems to be on track, so if we don't have any other questions we are always available by phone and we will see you all next quarter.

Operator

Actually, sir, we do have one question. I apologize.

Peter Carlino - Gaming and Leisure Properties, Inc. - Chairman and CEO

All right.

Operator

All right it is from George Smith of Davenport.

George Smith - Davenport & Company - Analyst

Sorry to keep you.

Peter Carlino - Gaming and Leisure Properties, Inc. - Chairman and CEO

No, that's all right. That's what we're here for. You may ruin our record of the shortest call in history but --.

George Smith - Davenport & Company - Analyst

No, we're still going to hit it.

Peter Carlino - Gaming and Leisure Properties, Inc. - Chairman and CEO

Okay. No, go ahead.

George Smith - Davenport & Company - Analyst

Just wondering if we've given any more thought to financing for the deal and the mix of debt and equity and maybe more use of debt to get this done?

Peter Carlino - Gaming and Leisure Properties, Inc. - Chairman and CEO

That's a fair question, Bill?

Bill Clifford - Gaming and Leisure Properties, Inc. - CFO

Yes, obviously, going through the history when we initially made our announcement around Pinnacle we talked about doing 6 times leverage. We got some feedback from the rating agencies that they would be unfavorably disposed if we were to go to 6. When we came out with the announcement we said 5.5 and that was based on some analysis we had done and some assumptions we had done relative to understanding what the impact would be on the creation.

We recognized at the time that the accretion on AFFO per-share would still be better at 6 than 5, but it was really kind of a too close to call, and obviously some of our assumptions have since been proven to be not exactly where we thought they were going to be relative to stock price and also, quite candidly, what we thought would happen with bond pricing. Now, we are not planning to go any higher than 6 times, but even as we sit here today obviously our stock price is not exactly where we would like it to be, nor do we think it's where it should be, but we are going to evaluate our options going forward and certainly we will be making that call probably in January or February, which is an eternity from now, and based at that point in time we will have a much better read on where the market is, where the REIT world is, the valuation of our stock and we will make a determination at the time whether we will increase the leverage.

I don't believe that we have any intentions or any prospects of taking leverage higher than 6. That's basically the ceiling that we have set for ourselves, but it gives us a half of a turn and could in fact mean roughly $400 million less equity if we go down that path. We're also looking at a combination of some other, I'll call it more sophisticated instruments, it's called a mandatorily convertible preferred equity that might also help take off some of the pressure of the overhang relative to the -- moving forward we will make those calls probably in the next few weeks and we'll create -- basically come to a game-time decision as to which combination makes the most sense. We are very focused on how do we do this in a way that is the most accretive and the best answer for our shareholders? Stay tuned is basically all I can say on that level.

George Smith - Davenport & Company - Analyst

Okay. Thanks very much.

Peter Carlino - Gaming and Leisure Properties, Inc. - Chairman and CEO

Any further questions?

Operator

No, Sir, we have no further questions at this time.

Peter Carlino - Gaming and Leisure Properties, Inc. - Chairman and CEO

Okay. I thank you all for tuning in and we will look forward to talking with you next quarter. Have a good holiday.

Bill Clifford - Gaming and Leisure Properties, Inc. - CFO

Thank you.

Operator

And we thank you, sir, and to the rest of the management team for your time also today. The conference call is now concluded. At this time you may disconnect your lines. Thank you, and take care, everyone.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These statements can be identified by the use of forward looking terminology such as “expects,” “believes,” “estimates,” “intends,” “may,” “will,” “should” or “anticipates” or the negative or other variation of these or similar words, or by discussions of future events, strategies or risks and uncertainties. Such forward looking statements are inherently subject to risks, uncertainties and assumptions about the Company and its subsidiaries, including risks related to the following: risks relating to the ultimate impact and timing of the Company’s restatement of its financial statements; the risk that additional information will come to light during the course of the preparation of restated financial statements that alters the scope or magnitude of the restatement: potential reviews, litigation or other proceedings by governmental authorities, shareholders or other parties; the ultimate timing and outcome of the Company’s proposed acquisition of substantially all of the real estate assets of Pinnacle, including the Company’s and Pinnacle’s ability to obtain the financing and third party approvals and consents necessary to complete the acquisition; the ultimate outcome and results of integrating the assets to be acquired by the Company in the proposed transaction with Pinnacle; the effects of a transaction between the Company and Pinnacle on each party, including the post-transaction impact on the Company’s financial condition, operating results, strategy and plans; the Company’s ability to maintain its status as a REIT; the availability of and the ability to identify suitable and attractive acquisition and development opportunities and the ability to acquire and lease those properties on favorable terms; our ability to access capital through debt and equity markets in amounts and at rates and costs acceptable to the Company; changes in the U.S. tax law and other state, federal or local laws, whether or not specific to REITs or to the gaming or lodging industries; and other factors described in the Company’s Annual Report on Form 10-K for the year ended December 31, 2014, subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K as filed with the Securities and Exchange Commission. All subsequent written and oral forward looking statements attributable to the Company or persons acting on the Company’s behalf are expressly qualified in their entirety by the cautionary statements included in this press release. The Company undertakes no obligation to publicly update or revise any forward looking statements contained or incorporated by reference herein, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward looking events discussed in this 425 Filing may not occur.

Additional Information

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. In connection with the proposed transaction between the Company and Pinnacle, the Company has filed with the SEC a registration statement on Form S-4 (File No. 333-206649) that includes a preliminary joint proxy statement of the Company and Pinnacle that also constitutes a prospectus of the Company. This communication is not a substitute for the joint proxy statement/prospectus or any other document that the Company or Pinnacle may file with the SEC or send to their shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM S-4, INCLUDING THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS FILED AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS) IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain free copies of the preliminary joint proxy statement/prospectus and other relevant documents filed by the Company and Pinnacle with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by the Company are available free of charge on the Company’s investor relations website at investors.glpropinc.com or by contacting the Company’s investor relations representative at (203) 682-8211. Copies of the documents filed with the SEC by Pinnacle are available free of charge on Pinnacle’s investor relations website at investors.pnkinc.com or by contacting Pinnacle’s investor relations department at (702) 541-7777.

Certain Information Regarding Participants

The Company and Pinnacle and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of the Company’s directors and executive officers in the Company’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, and its proxy statement for its 2015 Annual Meeting, which was filed with the SEC on April 30, 2015. Investors may obtain information regarding the names, affiliations and interests of Pinnacle’s directors and executive officers in Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, and its proxy statement for its 2015 Annual Meeting, which was filed with the SEC on April 10, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. Investors should read the definitive joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents at the SEC’s website at www.sec.gov.